Exhibit 99.2

PROXY

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 28, 2015

The undersigned shareholder of RRsat Global Communications Network Ltd. (the "Company") hereby appoints SHLOMO SHAMIR, AVI COHEN and SHMUEL KOREN, and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of the Company that the undersigned is entitled to vote at the Company's Extraordinary General Meeting of Shareholders to be held at the Company's offices located at RRsat Building, Negev Street, Airport City 7019900, Israel, on January 28, 2015, at 4:00 p.m. (Israel time), and at any adjournment thereof.

The undersigned hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and the proxy statement accompanying such notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.

Unless the undersigned has noted otherwise, the undersigned certifies that its holdings and its vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex H to the Company's Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to the Company's Special License No. 5-10439-2-95049.

(Continued and to be signed on the reverse side.)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

January 28, 2015

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card
are available at http://www.astproxyportal.com/ast/15028/

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
Unless stated otherwise in the line below, I certify that my holdings and my vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex H to the Company's Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to the Company's Special License No. 5-10439-2- 95049.	1.	To approve the grant of options to Tim Richards and Yaron Sheinman, members of RRsat's Board of Directors.	☐	☐	☐
	2.	To approve a consulting arrangement with Tim Richards, a member of RRsat's Board of Directors.	☐	☐	☐
A proxy card will not be considered unless it is received by RRsat Global Communications Network Ltd. (the "Company") at its principal executive offices at RRsat Building, Negev Street, Airport City 7019900, Israel, or at the offices of the Company's registrar and transfer agent, by January 28, 2015 at 6:59 a.m. (Israel time).

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.